Exhibit 10.19

March 18, 2004

Mr. Jeff Clarke
111 Bridgton Court
Los Altos, CA 94022

Dear Jeff:

Congratulations! Computer Associates International, Inc. (CA) is pleased to offer you the position of Chief Financial Officer, in our office in Islandia, NY, reporting to Sanjay Kumar. We expect your start date to be on or about March 30, 2004.

Your compensation will be an annual base salary of $650,000 paid semi-monthly. Your compensation plan includes an annual incentive cash target of $650,000, with a Long Term Incentive Compensation (LTIC) Plan of $2,700,000.00, in accordance with the Executive Compensation Plan guidelines and vesting schedule. The specific components of your LTIC Plan will be provided to you shortly after your start date at CA.

Additionally, you will be paid a one-time sign on bonus totaling $150,000, $75,000 payable upon your first payroll after hire and $75,000 payable the payroll following your six months of employment with CA. This sign-on bonus would be repayable to CA on a prorated basis should you voluntarily resign from CA within 12 months of your date of hire.

The position offered is an exempt position and as such you will not be compensated for overtime. In addition, the executive management of CA will recommend to the Stock Option and Compensation Committee (SO&C) of the Board of Directors (BOD) that they award you an option grant of 235,000 shares of CA options upon hire. These CA Stock Options are subject to the terms and conditions of the Option Plan, and are granted at the sole discretion of the SO&C Committee.

Please note that your continued employment at time of payout is required to be awarded these benefits. If your employment terminates for any reason other than non-performance or voluntarily, you will be eligible for a severance payment equivalent to 12 months of base salary in accordance with the CA Severance Policy.

Attached please find CA’s comprehensive Domestic Relocation Package which describes the various relocation benefits you are eligible to receive. Also attached is a brief description of your employee benefits at CA. You will receive more information concerning your employee benefit program during your orientation on your first day of employment.

This offer is contingent upon your presentation of the original documentation required to establish your identity and permission to work in the United States in accordance with United States immigration law. We have attached the information required to identify the documentation you will need to bring with you on your first day. In the event you cannot produce proper documentation as outlined on the I-9 within 3 business days of your start date, this offer will be considered to have expired. In accordance with CA policy, your employment, like everyone’s employment at CA, is considered “employment at will”.

We look forward to having you join us and we expect that our relationship will be mutually rewarding. To confirm your acceptance of this offer, please forward this document directly back to me via e-mail within five days of receipt. If I have not received your confirmation within five days, this offer will be considered to have expired.

We realize that this is an important decision and want to be certain you have all of the information that you require. Should you have questions or require information beyond what we have already discussed or what is contained in this letter, please call me at 631-342-6685 or e-mail me at Linda.Palmeri@ca.com.

Sincerely,

Linda A. Palmeri
Vice President HR Relationship Management	/s/ Jeff Clarke
Jeff Clarke